Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income	$100,491	$81,921	$56,859	$40,052	$31,612
Add: Fixed charges	32,315	21,484	15,184	14,639	12,016
Add: Amortization of capitalized interest	2,306	1,936	1,545	1,128	679
Less: Capitalized interest	(3,282)	(4,121)	(3,698)	(4,633)	(4,362)
Total earnings	$131,830	$101,220	$69,890	$51,186	$39,945
Fixed charges:
Interest expense (including amortization of deferred financing costs)	$24,147	$12,612	$7,104	$5,311	$2,689
Capitalized interest	3,282	4,121	3,698	4,633	4,362
Interest within rental expense	4,886	4,751	4,382	4,695	4,965
Total fixed charges	$32,315	$21,484	$15,184	$14,639	$12,016
Ratio of earnings to combined fixed charges	4.08	4.71	4.60	3.50	3.32